Eli Schick. Mr. Schick is a Director of the Company and has served in that capacity since July 2019. Since September 2013, he has been the Managing Member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm which he founded. Prior to that, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies.

Mr. Schick received a bachelor's and Doctor of Divinity degrees from Yeshiva University. He is the brother of Dovid Schick.

Mr. Schick's current primary role is with Amidon Nurse Staffing. His role as a Director of the Company is part-time.